2-28-02

02017377

701544

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February, 2002

ECI TELECOM LTD.
(Translation of Registrant's Name into English)

30 Hasivim Street • Petah Tikva 49133 • ISRAEL

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's Press Releases announcing (1) ECI Telecom signed a definitive agreement to sell 13% of its holdings in Ectel and (2) ECI's Fourth Quarter and Full Year 2001 results ended December 31, 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECI TELECOM LTD.
(Registrant)

By: [signature]
Richard H. Gilden for Doron Inbar,
pursuant to authorization

Dated: February 22, 2002

ECI Telecom Signs Agreement to Sell 13% of its Holdings in ECtel

PETAH TIKVA, Israel—February 11, 2002--ECI Telecom Ltd. (Nasdaq: ECIL) announced today that it has reached a definitive agreement to sell a portion of its holdings in ECtel. Under the terms and conditions of the agreement, ECI will sell approximately 1.6 million shares of ECtel in a private placement to institutional investors for $14 per share for total gross proceeds of about $22 million. The investors would be entitled to a price adjusted under certain circumstances.

As part of the transaction, ECtel has undertaken to register the shares for resale with the SEC within 75 days. The transaction is subject to certain approvals.

After the transaction, ECI will hold 10.5 million shares, or 59% of ECtel.

Doron Inbar, President and CEO of ECI Telecom said, "The sale of a portion of our holdings in ECtel was done in close cooperation with ECtel and confers benefits on both companies. It increases ECtel's float and broadens its shareholder base, while strengthening ECI's balance sheet. We are very pleased with ECtel's performance, believe in its strengths and continue to maintain a major stake in the company".

Merril Lynch International acted as exclusive financial advisor to ECI Telecom in the private placement.

ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
Israel: Kim Kelly +972-3-926-6092 email: kim.kelly@ecitele.com
US: Brooke Greenwald: 301-296-0533 email : brooke.greenwald@ecitele.com

ECI Telecom Announces Fourth Quarter and Full Year 2001 Results

PETAH TIKVA, Israel—February 11, 2002--ECI Telecom Ltd. (Nasdaq: ECIL - news) today announced consolidated results of operations for the fourth quarter and full year ended December 31, 2001.

Review of the fourth quarter, 2001, results according to GAAP:

Revenues for the fourth quarter of 2001 were $232.8 million compared to $262.9 million in the third quarter of 2001 and $306.2 million in the fourth quarter of 2000.

Gross profit was $62.9 million for the fourth quarter, 2001, compared to $78.5 million for the third quarter of 2001, and $56.3 million for the fourth quarter of 2000.

Operating loss for the fourth quarter, 2001 was ($42.5 million), compared to ($65.1 million) in the third quarter of 2001, and ($120.4 million) for the fourth quarter of 2000.

Net loss for the fourth quarter, 2001, was ($43.1 million) or ($0.47) per diluted share in the fourth quarter of 2001, compared to ($76.8 million), or ($0.83) per share in the third quarter of 2001 and ($112.7 million), or ($1.22) per diluted share for the fourth quarter of 2000.

During the fourth quarter, the Company sold its Business Systems unit. As a result, it recorded no revenues from Business Systems in the quarter compared to $14 million recorded in the third quarter of 2001 and $21.4 million in the fourth quarter of 2000. A comparison without the Business Systems unit would compare fourth quarter 2001 revenues of $232.8 million to $248.9 million in the third quarter of 2001 and $284.9 million in the fourth quarter of 2000.

The SEC recently instructed Israeli companies to reclassify certain royalty expenses from selling expenses to cost of revenues. There is no net impact on the operating results.

Applicable adjustments for pro forma results in the fourth quarter, 2001:

During the quarter, the Company had one-time items totaling $31.8 million, of which $13.3 million was inventory write-off, $8.3 million was restructuring charges, $0.9 million was written off in-process R&D in connection with ECtel's acqusition of NetEye and $0.9 million was impairment of assets.

Based on an agreement reached with the Israeli Office of the Chief Scientist ("OCS"), the Company also recorded a one-time charge of $8.4 million for payment of royalty obligations with respect to previous OCS grants to the Company for Inovia's Hi-FOCuS project.

Pro forma presentation of fourth quarter, 2001 results, following application of adjustments:

Pro forma gross profit (excluding an inventory write-off of $13.3 million) was $76.2 million (32.7 % of sales) compared to $78.5 million (29.8% of sales) in the third quarter of 2001 and $65.7 million (21.4% of sales) in the fourth quarter of 2000. The pro forma operating loss for the fourth quarter of 2001 was ($10.7 million) compared to a pro forma operating loss of ($16.8 million) in the third quarter of 2001 and a pro forma operating loss of $(64.0 million) for the fourth quarter of 2000.

On a pro forma basis, the net loss from continuing operations for the fourth quarter of 2001 was ($11.6 million) or ($0.12) per diluted share compared to ($21.4 million) or ($0.23) per diluted share for the third quarter of 2001 and net loss of ($60.1 million), or ($0.65) per diluted share in the fourth quarter of 2000.

Review of full year, 2001 results, according to GAAP:

Revenues for the year ended December 31, 2001 were $1,014.6 million compared to $1,170.3 million in 2000. Gross profit was $189.3 million in 2001, compared to $426.1 million in 2000. Operating loss in 2001, including impairment of assets, restructuring and spin-off expenses was ($384.8 million) compared to operating loss of ($108.9 million) in 2000. Net loss for the full year of 2001 was ($412.4 million) or ($4.44) per diluted share, compared to net loss of ($91.4 million), or ($1.00) per diluted share in 2000.

Applicable adjustments for pro forma results of full year, 2001:

During the year, the Company had one-time items totaling $314.1 million, of which $133.5 million was impairment of assets, $108.3 million was inventory write-off, $30.1 million net capital losses (primarily attributable to the sale of Business Systems and impairment of investments), $24.5 million was restructuring and spin off expenses, $8.4 million was Inovia royalties agreement with the Government of Israel, $8.3 million provision for bad debt recorded as general and administrative expenses in the first quarter, and $0.9 million was write-off of in-process R&D.

Pro forma Presentation Following Application of Adjustments:

Pro forma gross profit for the year (excluding inventory write-offs totaling $108.3 million) was $297.7 million compared to $435.4 million in 2000. The pro forma gross profit, excluding recently reclassified royalties, was $316.5 million compared to $459.8 million The pro forma operating loss for 2001 was ($100.8 million) compared to ($21.7 million) for 2000. Pro forma net loss was ($101.1 million) or ($1.09) per diluted share compared to ($10.8 million) or ($0.12) per diluted share last year.

Comments on the Results

Commenting on the results, Doron Inbar, President and CEO said, "The world-wide telecoms crisis made for a difficult year for telecom equipment suppliers in general, and a challenging year for ECI. During the year, we worked very hard to preserve our revenues and customer base, align our cost structure with market realities, and improve our liquidity.

"We reduced our pro forma quarterly operating expenses from $111.7 million in the first quarter of 2001 to $86.9 million in the fourth quarter and continued to improve our financial position. This quarter, we generated $33 million of cash flow from operations and reduced inventories and receivables. This helped increase our cash and equivalents balances to $233 million from $202 million at the end of the third quarter, 2001. If the expected $50 million private placement and the sale of $22 million in ECtel equity announced today, would be added to the balance sheet as of December 31, 2001, our cash and equivalents balance would exceed $300 million against our $320 million in debt to the banks.

"Although our fourth quarter revenues were a bit lower than the third quarter, 2001, our expectations, we continued to reduce our pro forma operating loss. The primary components of the shortfall were NGTS, InnoWave, which operates in the difficult fixed wireless market and Lightscape, which had a successful quarter in terms of capturing new customers, but, due to market conditions, is not yet translating this success into significant immediate orders."

Review of the Subsidiaries (Not according to GAAP: See attached table for summary P&Ls)

Inovia Telecoms is a leader in the multi-service access gateway market and specializes in broadband DSL. Inovia's financial performance improved dramatically during the year as gross margins rose from a gross loss in the first quarter of 2001, to 1.0% in second quarter, 5% in the third and 16.2% in the fourth quarter. Operating margins also improved throughout the year.

Inovia remains focused on large *ILEC/PTT* customers, and recently announced that France Telecom again chose Inovia as a major supplier of xDSL solutions in France for an additional three-year period.

Throughout the year, Inovia continued to build applications that enhance the value of the multi-service access gateway to its customers. The fourth quarter was highlighted by field trials of several such applications. Inovia participated in a number of field trials that used its Hi-FOCuS platform for G.SHDSL applications. Inovia expects to demonstrate its SDSL capabilities through the Hi-FOCuS platform together with a major customer next month at the CeBIT exhibition in Hannover, Germany. In addition, Inovia continued to pioneer the interactive TV/Video over DSL revolution with the successful completion of another TV/Video over DSL trial with a European customer.

Inovia enjoyed record revenues in the second half of 2001, attributed to the strong seasonal demand in Europe. We expect revenues in the first half of 2002 to be at similar levels to the first half of 2001.

Lightscape Networks is a leading supplier of intelligent optical networking solutions for the metro and regional optical markets. 2001 was a turning point for Lightscape Networks. Lightscape's newly released multi-service hybrid optical platform, the XDM, recorded significant revenues in 2001. The platform was tested by operators throughout the world in their networks and is carrying live traffic at several first tier customers, supporting 10Gbps and enhanced optical networking capabilities. Lightscape was awarded several multi-year contracts to deliver XDM equipment to new and established customers. Lightscape remains focused on expanding its customer base.

While we expect XDM sales to continue to increase, total Lightscape revenues for each of the first two quarters of 2002 are expected to remain at similar levels to the fourth quarter of 2001.

Enavis provides bandwidth management solutions. Its current flagship product is the T::DAX, digital cross connect platform. During 2001 in response to the severe slowdown in its markets, Enavis revised its basic business model and dramatically reduced its cost structure.

Enavis' unique data-centric bandwidth management system, T::DAX, continues to attract interest as additional North American and International operators select the systems for lab and field trial deployment. This year Enavis expects to introduce the T::CORE, its next-generation Super-Broadband/Optical cross-connect, as well as important enhancements to its current flagship cross-connect offering.

We expect revenue levels for the first half of 2002 to be similar to the second half of 2001.

InnoWave is a supplier to the Fixed Wireless Access (FWA) market worldwide.

InnoWave reduced its operating expenses to address current market realities. Orders were received from both existing and new customers. InnoWave remains focused on introducing its new wireless DSL system, the eMGW, which simultaneously offers toll quality voice and fast internet access. The new system is now in field trials at two customers.

Next Generation Telephony Solutions (NGTS) is focused on bringing carrier class, toll quality solutions to packet telephony. During the quarter, the company successfully performed lab trials of its I-Gate4000 carrier-class trunking gateway in the VoIP market with two key telecom carriers.

ECtel, (NASDAQ: ECTX). At the end of 2001, ECI held a 68% stake in ECtel. ECtel's results for the fourth quarter and full year 2001 were reported separately, and are reflected in the attached consolidated tables.

Mr. Inbar continued, "We expect 2002 to be another demanding year. We expect quarterly revenues for the first half of 2002 to be approximately 10 – 20% below the fourth quarter, 2001 level. During the year, we substantially reduced our cost structure and improved gross margins specifically at Inovia. We are committed to continuing improvement and expect to return to profitability during the second half of the year.

"The separation process the Company underwent during 2001 delivered the entrepreneurship that we sought and significant operational benefits. Our customers benefited from the increased focus, but also appreciate the synergies between some of our Companies and the critical mass that they offer together. While we continue to enjoy these benefits, we are no longer pursuing full financial separation. We will continue to focus much of our effort on the metropolitan optical and access markets which generate over half of our revenues.

"ECI remains customer-driven and will continue to use its excellent technology base to provide best of class solutions to leading operators, worldwide.

"With our cost structure now in line with current market realities, a strengthened balance sheet with improved liquidity and a newly invigorated Board of Directors and shareholder base, we feel well prepared to address the coming challenges."

A conference call to discuss ECI Telecom's fourth quarter and full year, 2001 results will be held today, Monday, February 11, at 11:00am EST (18:00 Israel time).

To access the conference call, please dial one of the following numbers:
US:(800) 611-1148, International: (612) 332-0523, Israel: 1800 260 789 or 03-9255910.

A replay option will be available after the conference call, from 4:15pm EST on February 11, through February 18, 2002 at 11:59pm EST:

Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both: 624535.
Israel: 03-925-5937.

A webcast of the conference call can be accessed on the ECI Telecom web site at www.ecitele.com.

ECI Telecom Ltd is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for networking operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: Investor Relations, ECI Telecom:
(Israel) Kim Kelly: +(972)-3-926-6092 email: kim.Kelly@ecitele.com
(US) Brooke Greenwald: 301-296-0533 email : brooke.greenwald@ecitele.com

TABLE - 2
ECI TELECOM LTD.
AND SUBSIDIARIES
GAAP REPORTED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2001	September 30, 2001	December 31, 2000
Assets			
Current Assets			
Cash and cash equivalents	226,192	198,184	286,443
Short-term investments	7,126	3,909	26,090
Trade Receivables	300,753	357,010	405,711
Other receivables and prepaid expenses	76,200	59,799	73,154
Recoverable costs and estimated earnings, not yet billed	30,368	48,025	24,231
Inventories	274,640	331,000	390,301
Total current assets	915,279	997,927	1,205,930
Investments, long-term bank deposits and receivables - net of current maturities	209,296	223,121	204,972
Property, plant and equipment - net	182,348	193,529	200,139
Software development costs, net	27,086	30,067	29,054
Other assets	82,918	70,339	208,065
Total assets	1,416,927	1,514,983	1,848,160
Liabilities and shareholders' equity			
Current liabilities			
Short-term credits	120,030	104,101	231,801
Trade payables	79,776	107,440	184,183
Other payables and accrued liabilities	180,780	219,254	212,190
Total current liabilities	380,586	430,795	628,174
Long-term liabilities	211,573	230,416	6,302
Liability for employee severance benefits - net	28,338	30,055	28,402
Minority Interest	41,574	31,915	27,852
Shareholders' equity			
Share capital	5,873	5,873	5,873
Capital surplus	656,614	662,562	681,806
Accumulated other comprehensive income	1,800	(3,029)	1,298
Retained earnings	173,567	216,714	585,943
	837,854	882,120	1,274,920
Treasury stock	(82,998)	(90,318)	(117,490)
Total shareholders' equity	754,856	791,802	1,157,430
Total Liabilities and shareholders' equity	1,416,927	1,514,983	1,848,160